SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Global Income Trust, Inc.

(Name of Subject Company)

Global Income Trust, Inc.

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

37951V 102

(CUSIP Number of Class of Securities)

Andrew A. Hyltin

President and Chief Executive Officer

450 South Orange Avenue

Orlando, Florida 32801

407-650-1000

Copy to:

Richard E. Baltz, Esq.

Arnold & Porter, LLP

555 Twelfth Street NW

Washington, DC 20004-1202

(202) 942-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

Purpose of Amendment.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2013 by Global Income Trust, Inc. (the “Company”). The Statement relates to the tender offer by CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (collectively, the “Bidders”) to purchase up to 500,000 Shares at a per Share purchase price equal to $3.00 (the “Offer Price”) upon the terms and subject to the conditions set forth in the Bidders’ Offer to Purchase dated November 13, 2013 (the “Offer to Purchase”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to clarify the circumstances under which the Bidders may amend or terminate the Offer as reflected below.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented as follows:

By amending and restating the third bullet point under the caption “Reasons for Recommendation” to clarify the circumstances under which the Bidders may amend or terminate the Offer:

•	There is no guarantee that the Offer can or will be completed as soon as the Bidders imply, if at all. In this regard the Board noted that the Offer is currently scheduled to expire on December 23, 2013, and may be extended by the Bidders in their sole discretion, or in accordance with SEC rules in certain circumstances. In addition, the Offer is subject to a number of conditions, some of which will be evaluated in the “reasonable judgment” of the Bidders for the “sole benefit” of the Bidders such as the Bidders’ determination as to whether there has been any change or development that has a material adverse effect with respect to either the value of the Company or the value of the Shares to the Bidders. The Board also noted that the Bidders can amend the Offer, subject to complying with SEC rules and interpretations intended to provide shareholders with time to respond to changes to the Offer, or terminate the Offer upon the occurrence of specified events.

ITEM 9.	EXHIBITS.

Item 9, “Exhibits” is hereby amended as follows:

Exhibit No.	Description

(a)(4)	Press release dated December 13, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2013		GLOBAL INCOME TRUST, INC. a Maryland corporation

	By:	/s/ Rosemary Q. Mills
Rosemary Q. Mills Chief Financial Officer and Treasurer